

April 22, 2013

<u>Via E-mail</u>
Mr. Ronald J. Pasek
Chief Financial Officer
Altera Corporation
101 Innovation Drive
San Jose, California 95134

      Re: **Altera Corporation**
               Form 10-K for the fiscal year ended December 31, 2012
               Filed February 15, 2013
               File No. 000-16617

Dear Mr. Pasek:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Brian Cascio

                  Brian R. Cascio
                  Accounting Branch Chief